United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed

Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Nesco Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

64083J104

(CUSIP Number)

Christopher M. Leininger, Esq.

c/o Energy Capital Partners III, LLC

40 Beechwood Road

Summit, NJ 07901

(973) 671-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64083J 104	13D	Page 1 of 6 Pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on August 7, 2019, as amended to date (the “Statement”), relating to the common stock, par value $0.0001 per share (the “Common Stock”) of Nesco Holdings, Inc. (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented by adding the following:

Voting and Support Agreement

On December 3, 2020, the Issuer entered into a Common Stock Purchase Agreement (the “Investment Agreement”) with PE One Source Holdings, LLC, an affiliate of Platinum Equity (“Platinum”), relating to the issuance and sale (the “Subscription”) to Platinum of Common Stock of the Issuer in connection with the transactions contemplated by that certain Purchase and Sale Agreement (the “Purchase Agreement”) by and among the Issuer, Nesco Holdings II, Inc., a subsidiary of the Issuer (“Buyer”), certain affiliates of The Blackstone Group and other direct and indirect equity holders (collectively, “Sellers”) of Custom Truck One Source, L.P. (“CTOS”), Blackstone Capital Partners VI-NQ L.P. and, solely with respect to Section 9.04 of the Purchase Agreement, Platinum, pursuant to which Buyer has agreed to acquire 100% of the partnership interests of CTOS (collectively, the “Transactions”).

Concurrently with and as a condition to Platinum entering into the Investment Agreement, certain of the Reporting Persons and certain other stockholders of the Issuer (collectively, the “Supporting Stockholders”), entered into a Voting and Support Agreement (the “Voting Agreement”) with Platinum, which provides (i) that the Supporting Stockholders will vote all shares of capital stock of the Issuer beneficially owned by such Supporting Stockholder in favor of the Transactions and against any alternative proposal, (ii) that each Supporting Stockholder will not transfer any shares owned or grant any proxies or powers of attorney with respect to any shares in contravention of the obligations under the Voting Agreement, and (iii) that each Supporting Stockholder grants an irrevocable proxy in favor of Platinum to vote all shares of capital stock of the Issuer beneficially owned by such Supporting Stockholder in favor of the Transactions. In the event of a Change of Recommendation (as defined in the Investment Agreement), the number of shares which the Supporting Stockholders shall be required to vote in favor of the Transactions pursuant to the Voting Agreement shall be reduced pro rata amongst the Supporting Stockholders, such that the aggregate number of shares required to vote in favor of the Transactions is equal to 39.0% of the total number of outstanding shares of Common Stock.

In addition, the Voting Agreement provides that each Supporting Stockholder will pay to each of Platinum and Sellers 10% (or 20% in the aggregate) of such Supporting Stockholder’s Profit (as described below) in the event (i) the Investment Agreement is terminated in circumstances under which the Issuer is or may become obligated to pay each of Platinum and

CUSIP No. 64083J 104	13D	Page 2 of 6 Pages

Sellers a termination fee under the Investment Agreement and (ii) a definitive agreement is subsequently entered into with respect to a Superior Proposal (as defined in the Investment Agreement) within nine months of such termination of the Investment Agreement and such Superior Proposal is subsequently consummated. The “Profit” is defined as the excess (if any) of the value of the consideration received in such Superior Proposal (as determined in the Investment Agreement) over the value of the current transaction (measured as the volume weighted average price of the Common Stock for the 10 trading days following announcement of the current transaction).

The Voting Agreement further provides that during the period beginning upon the execution of the Voting Agreement and terminating on June 30, 2021 (the “Standstill Period”), the Supporting Stockholders shall not (i) solicit, initiate or take any action to knowingly facilitate or knowingly encourage any inquiries or the making of any proposal from a person or group of persons that may constitute an alternative transaction involving both the Issuer and CTOS, (ii) enter into or participate in any discussions or negotiations with any person or group of persons regarding an alternative transaction involving both the Issuer and CTOS, (iii) provide any non-public information relating to CTOS or afford access to the assets, business, properties, books or records of CTOS to any person, for the purpose of such person using such information to evaluate a proposal for an alternative transaction involving both the Issuer and CTOS, or (iv) enter into or approve an alternative transaction involving the Issuer and CTOS or any agreement, arrangement or understanding with respect thereto. Except with respect to the obligation to pay a percentage of the Profits to each of Platinum and Sellers, the Voting Agreement terminates on the earlier of the mutual agreement of the parties, the closing of the Subscription and the closing of the Transactions and the date that the Investment Agreement has been terminated.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Statement and incorporation herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by adding the following:

Item 4 above summarizes certain provisions of the Voting Agreement and is incorporated herein by reference. The Voting Agreement is attached as an exhibit to this Statement and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 64083J 104	13D	Page 3 of 6 Pages

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Statement is amended and supplemented by adding the following:

Exhibit Number	Description

7	Voting and Support Agreement by and between PE One Source Holdings, LLC and certain stockholders of Nesco Holdings, Inc. dated as of December 3, 2020 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on December 4, 2020).

CUSIP No. 64083J 104	13D	Page 4 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 7, 2020

ECP ControlCo, LLC

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners III, LLC
By: ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners GP III, LP
By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners III, LP
By: Energy Capital Partners GP III, LP, its general partner
By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

CUSIP No. 64083J 104	13D	Page 5 of 6 Pages

Energy Capital Partners III-A, LP
By: Energy Capital Partners GP III, LP, its general partner
By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners III-B, LP
By: Energy Capital Partners GP III, LP, its general partner
By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners III-C, LP
By: Energy Capital Partners GP III, LP, its general partner
By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners III-D, LP
By: Energy Capital Partners GP III, LP, its general partner
By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

CUSIP No. 64083J 104	13D	Page 6 of 6 Pages

Energy Capital Partners GP III Co-Investment (NESCO), LLC
By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

Energy Capital Partners III (NESCO Co-Invest), LLC
By: Energy Capital Partners GP III Co-Investment (NESCO), LLC
By: Energy Capital Partners III, LLC, its general partner
By: ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Partner and General Counsel

NESCO Holdings GP, LLC

By:	/s/ Rahman D’Argenio
Name:	Rahman D’Argenio
Title:	President

NESCO Holdings, LP
By: NESCO Holdings GP, LLC, its general partner

By:	/s/ Rahman D’Argenio
Name:	Rahman D’Argenio
Title:	President